Exhibit 12.1
VWR FUNDING, INC.
Computation of Ratio of Earnings to Fixed Charges

	Successor	Year Ended December 31, 2007		Predecessor
	Year Ended	Successor	Predecessor	Year Ended
	December 31,	June 30 –	January 1 –	December 31,
	2008	December 31, 2007	June 29, 2007	2006
	(Dollars in Millions)
(Loss) income before income taxes and equity method earnings	$(450.1)	$(91.7)	$(34.3)	$78.6
Add: Equity method earnings	—	—	0.4	0.5
Add: Fixed charges	301.1	136.4	107.4	127.5

Earnings, as defined	$(149.0)	$44.7	$73.5	$206.6

Fixed Charges:
Interest expense	$289.6	$130.4	$101.8	$117.1
One-third rental expense	11.5	6.0	5.6	10.4

Total Fixed Charges	$301.1	$136.4	$107.4	$127.5

Ratio of Earnings to Fixed Charges(1)	—	—	—	1.6

(1)
Earnings were insufficient to cover fixed charges for the year ended December 31, 2008, for the period from June 30 through December 31, 2007 and for the period from January 1 through June 29, 2007 by $450.1 million, $91.7 million and $33.9 million, respectively.

For purpose of calculating the ratio of earnings to fixed charges, (1) earnings is defined as (loss) income before income taxes and equity method earnings or losses plus fixed charges and distributed earnings of investees, and (2) fixed charges is defined as interest expense (including amortization of debt issuance costs) and one-third of rental expense (which we believe is representative of the interest component of operating lease rent expense).